S. ALAN ROSEN* ROBERT P. BECKHAM III ARTHUR A. COREN* GARY M. HORGAN YOUNG H. PARK MEL ARANOFF* KHOI DANG * A LAW CORPORATION OF COUNSEL RONALD R. COHN RICHARD MCDONALD MICHAEL M. MURPHY	LAW OFFICES HORGAN, ROSEN, BECKHAM & COREN A LIMITED LIABILITY PARTNERSHIP SUITE 200 23975 PARK SORRENTO CALABASAS, CALIFORNIA 91302-4001 (818) 591-2121 FACSIMILE (818) 591-3838 www.horganrosen.com	LOS ANGELES (213) 975-9595 (310) 552-2010 SAN DIEGO (619) 295-3160

December 29, 2010

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E

Washington, D.C. 20549-4561

Attention:  Mr. Gregory Dundas and Mr. David Lyon

Re:	Northern California Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
From 10-Q for the Fiscal Quarter Ended September 30, 2010
Filed November 15, 2010
File No. 0-27666

Dear Messrs. Dundas and Lyon:

On behalf of Northern California Bancorp (the “Company”), we are advising the Staff of specific dates by which the Company intends to file amendments and/or letters responding to comments contained in the Staff letter, dated December 21, 2010 (the “Comment Letter”), addressed to Mr. Charles T. Chrietzberg, Jr., the Company’s Chief Executive Officer and President, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and the Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.

Please be advised that the Company intends to file an amendment to the Annual Report on Form 10-K for the year ended December 31, 2009 to disclose the matters required by Part III as soon as possible but by no later than Friday, January 7, 2011.  In addition, the Company intends to submit a letter responding to the comments contained in the Comment Letter and attaching thereto, proof pages of the additional and/or amended disclosures responding to these comments as soon as possible, but by no later than Tuesday, January 11, 2011.

On behalf of the Company, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact S. Alan Rosen, Esq. Legal Counsel, at (818) 591-2121 or Bruce Warner, Chief Financial Officer, at (831) 649-4600 should you have any further questions regarding this matter.

Very truly yours,

/s/ Khoi D. Dang Esq.

Khoi D. Dang Esq.

cc: Mr. Charles T. Chrietzberg
Mr. Bruce Warner
S. Alan Rosen, Esq.